October 11, 2022

Mr. Kevin Vaughn

Branch Chief

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

Washington, D.C. 20549

VIA EDGAR as CORRESPONDENCE filing

Re: Universal Health Services, Inc. (“UHS”)

Form 10-K for Fiscal Year Ended December 31, 2021

Filed February 24, 2022

File No. 001-10765

Dear Mr. Vaughn:

This letter is being written in connection with the Staff’s examination of the filing referenced above.  Set forth below are our responses to the comments included in the Staff’s letter to us dated September 21, 2022.

Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 48

1.

We note the amounts of your salaries, wages, benefits, other operating expenses, and supplies expense materially increased from the prior year for your acute care hospital services on a same facility basis and for all your acute care operations.  You also disclose elsewhere that the healthcare industry is very labor intensive and salaries and benefits are subject to inflationary pressures, as are supply costs, construction costs, medical equipment, and other costs.  Please revise your future filings to address the following, providing us with your proposed disclosure in your response:

Staff’s Comment:

•	Expand your disclosure to provide a qualitative and quantitative discussion of the reasons for the changes in each line item in accordance with Item 303(a) of Regulation S-K.

Response:

In response to the Staff’s comments, and if acceptable to the Staff, we will plan to include additional disclosure in the Management’s Discussion and Analysis of Financial Condition and Results of Operations-Acute Care Hospital Services-Same Facility Basis; and All Acute Care Hospital Services, as included in future filings, commencing with our Form 10-Q for the period ended September 30, 2022.

Our proposed disclosure is included below and is comprised of the disclosure that was previously included in our Form 10-K (which has been included below to provide the Staff with the context for the proposed additional disclosure), as well as the proposed additional disclosure which is marked as italicized and underlined. However, while the future disclosures will be substantially in line with the proposed disclosure, they will be modified based on facts and circumstances at the time.

In addition, in future filings, we will include additional disclosure in the Behavioral Health Care Services’ section of the Management’s Discussion and Analysis of Financial Condition and Results of Operations, that quantifies the dollar amount and percentage change in salaries, wages and benefits, other operating expenses and supplies expense, as incurred at our behavioral health care facilities.  To the degree warranted, based upon the magnitude of increase in these operating costs, we will also include additional qualitative disclosure related to this segment that discusses the factors contributing to the increases in these operating costs, as well as the initiatives we have implemented to mitigate the increases to the extent possible.

Staff’s Comment:

•	As part of response, revise your future filings to quantify the impact of inflation where possible, and discuss the steps you are taking to mitigate the effects of inflation on your business.

Response:

As indicated in the additional proposed disclosure below, we believe that the costs of providing care to our patients have exceeded the increase in the comparable net revenues due, in substantial part, to the impacts of the healthcare labor shortage, the acuity of the patient population (most particularly those being treated for COVID-19 who generally require more intensive medical resources), as well as general inflationary pressures. Since we believe that the impact that these various factors have on our operating costs are interrelated, and therefore not separable, we do not believe we can accurately quantify the specific impact of each, including the specific effect related to general inflationary pressures.

Given the more recent increase in general economic inflationary pressures, to the degree possible, we will provide additional qualitative disclosure in future periods relating to the effects of general inflationary pressures on our operating expenses and other expenditures such as the cost of equipment and construction costs.

Proposed disclosure draft to be included in future filings:

Below is the previously disclosed, and proposed additional disclosure, to our Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Acute Care Hospital Services-Same Facility Basis

We believe that providing our results on a “Same Facility” basis (which is a non-GAAP measure), which includes the operating results for facilities and businesses operated in both the current year and prior year periods, is helpful to our investors as a measure of our operating performance. Our Same Facility results also neutralize (if applicable) the effect of items that are non-operational in nature including items such as, but not limited to, gains/losses on sales of assets and businesses, impacts of settlements, legal judgments and lawsuits, impairments of long-lived and intangible assets and other amounts that may be reflected in the current or prior year financial statements that relate to prior periods.

Our Same Facility basis results reflected on the tables below also exclude from net revenues and other operating expenses, provider tax assessments incurred in each period as discussed below Sources of Revenue-Various State Medicaid Supplemental Payment Programs. However, these provider tax assessments are included in net revenues and other operating expenses as reflected in the table below under All Acute Care Hospital Services. The provider tax assessments had no impact on the income before income taxes as reflected on the tables below since the amounts offset between net revenues and other operating expenses. To obtain a complete understanding of our financial performance, the Same Facility results should be examined in connection with our net income as determined in accordance with U.S. GAAP and as presented in the condensed consolidated financial statements and notes thereto as contained in this Annual Report on Form 10-K.

The following table summarizes the results of operations for our acute care hospital services on a same facility basis and is used in the discussions below for the years ended December 31, 2021 and 2020 (dollar amounts in thousands):

	Year Ended		Year Ended
	December 31, 2021		December 31, 2020
		% of Net		% of Net
	Amount	Revenues	Amount	Revenues
Net revenues	$6,963,627	100.0%	$6,238,236	100.0%
Operating charges:
Salaries, wages and benefits	2,947,853	42.3%	2,611,143	41.9%
Other operating expenses	1,656,848	23.8%	1,462,627	23.4%
Supplies expense	1,218,969	17.5%	1,081,154	17.3%
Depreciation and amortization	327,774	4.7%	318,077	5.1%
Lease and rental expense	73,421	1.1%	69,638	1.1%
Subtotal-operating expenses	6,224,865	89.4%	5,542,639	88.8%
Income from operations	738,762	10.6%	695,597	11.2%
Interest expense, net	1,006	0.0%	1,567	0.0%
Other (income) expense, net	567	0.0%	0	0.0%
Income before income taxes	$737,189	10.6%	$694,030	11.1%

On a same facility basis during 2021, as compared to 2020, net revenues from our acute care hospital services increased $725 million or 11.6%. Income before income taxes (and before income attributable to noncontrolling interests) increased by $43 million, or 6%, to $737 million or 10.6% of net revenues during 2021 as compared to $694 million or 11.1% of net revenues during 2020.

As mentioned above, included in our acute care hospital services’ revenues during 2020 was approximately $316 million of revenues recorded in connection with funds received from various governmental stimulus programs, most notably the CARES Act. Excluding these governmental stimulus program revenues from 2020, net revenues from our acute care hospital services, on a same facility basis, increased $1.04 billion or 17.6% during 2021, as compared to 2020, and income before income taxes increased $359 million or 95% during 2021, as compared to 2020.

During 2021, excluding the impact of the $316 million of governmental stimulus program revenues recorded during 2020, net revenue per adjusted admission increased by 8.6% while net revenue per adjusted patient day increased by 7.7%, as compared to 2020. During 2021, as compared to 2020, inpatient admissions to our acute care hospitals increased by 6.4% and adjusted admissions increased by 7.7%. Patient days at these facilities increased by 7.3% and adjusted patient days increased by 8.6% during 2021 as compared to 2020.  The average length of inpatient stay at these facilities remained unchanged at 5.1 days during each of 2021 and 2020.  The occupancy rate, based on the average available beds at these facilities, was 67% and 63% during 2021 and 2020, respectively.

On a same facility basis during 2021, as compared to 2020, salaries, wages and benefits increased $337 million or 12.9%; other operating expenses increased $194 million, or 13.3%, and; supplies expense increased $138 million, or 12.7%. On a percentage basis, the increase in these operating costs have exceeded the increase in the comparable net revenues due, in large part, to the impacts of the healthcare labor shortage, the acuity of the patient population (most particularly those being treated for COVID-19 who generally require more intensive medical resources), as well as general inflationary pressures.

The healthcare industry is labor intensive and salaries, wages and benefits are subject to inflationary pressures, as are supplies expense and other operating expenses. The nationwide shortage of clinical and support personnel has been a significant operating issue facing us and other healthcare providers. In particular, like others in the healthcare industry, we continue to experience a shortage of nurses and other clinical staff and support personnel in certain geographic areas, which has been exacerbated by the COVID‑19 pandemic. We are treating patients with COVID‑19 in our facilities and the increased demand for care is putting a strain on our resources and staff, which has required us to utilize higher‑cost temporary labor and pay premiums above standard compensation for essential workers. The length and extent of the disruptions caused by the COVID‑19 pandemic are currently unknown; however, we expect such disruptions to continue into 2022 and potentially throughout the duration of the pandemic and beyond. This staffing shortage may require us to further enhance wages and benefits to recruit and retain nurses and other clinical staff and support personnel or require us to hire expensive temporary personnel. We have also experienced cost increases related to the procurement of medical supplies as well as certain of our other operating expenses which we believe resulted from supply chain disruptions as well as general inflationary pressures.

Although our ability to pass on increased costs associated with providing healthcare to Medicare and Medicaid patients is limited due to various federal, state and local laws which, in certain circumstances, limit our ability to increase prices, we have begun negotiating increased rates from commercial insurers to defray our increased cost of providing patient care. In addition, we have implemented various productivity enhancement programs and cost reduction initiatives including, but not limited to, the following: team-based patient care initiatives designed to optimize the level of patient care services provided by our licensed nurses/clinicians; efforts to reduce utilization of, and rates paid for, premium pay labor; consolidation of medical supply vendors to increase purchasing discounts; review and reduction of clinical variation in connection with the utilization of medical supplies, and; various other efforts to increase productivity and/or reduce costs including investments in new information technology applications.

All Acute Care Hospital Services

The following table summarizes the results of operations for all our acute care operations during 2021 and 2020. These amounts include: (i) our acute care results on a same facility basis, as indicated above; (ii) the impact of provider tax assessments which increased net revenues and other operating expenses but had no impact on income before income taxes, and; (iii) certain other amounts including, if applicable, the results of recently acquired/opened ancillary businesses. Dollar amounts below are reflected in thousands.

	Year Ended		Year Ended
	December 31, 2021		December 31, 2020
		% of Net		% of Net
	Amount	Revenues	Amount	Revenues
Net revenues	$7,108,254	100.0%	$6,337,304	100.0%
Operating charges:
Salaries, wages and benefits	2,968,140	41.8%	2,611,514	41.2%
Other operating expenses	1,772,312	24.9%	1,561,875	24.6%
Supplies expense	1,224,664	17.2%	1,081,159	17.1%
Depreciation and amortization	331,508	4.7%	318,124	5.0%
Lease and rental expense	75,391	1.1%	69,638	1.1%
Subtotal-operating expenses	6,372,015	89.6%	5,642,310	89.0%
Income from operations	736,239	10.4%	694,994	11.0%
Interest expense, net	1,006	0.0%	1,567	0.0%
Other (income) expense, net	567	0.0%	0	0.0%
Income before income taxes	$734,666	10.3%	$693,427	10.9%

During 2021, as compared to 2020, net revenues from our acute care hospital services increased $771 million or 12.2% to $7.11 billion as compared to $6.34 billion during 2020 due to: (i) the $725 million, or 11.6%, increase in same facility revenues, as discussed above, and; (ii) an aggregate increase of $46 million consisting of revenues generated from recently acquired facilities and businesses (as discussed in Note 2 to the Consolidated Financial Statements-Acquisitions and Divestitures) and an increase in provider tax assessments which had no impact on net income attributable to UHS since the amounts were offset between net revenues and other operating expenses.

Income before income taxes increased by $41 million, or 6%, to $735 million or 10.3% of net revenues during 2021 as compared to $693 million or 10.9% of net revenues during 2020. The $41 million increase in income before income taxes from our acute care hospital services resulted primarily from the above-mentioned $43 million increase in income before income taxes, on a same facility basis, as discussed above.

Excluding the above-mentioned $316 million of revenues recorded during 2020 in connection with various governmental stimulus programs, net revenues from our acute care hospital services increased by $1.09 billion or 18.0% during 2021, as compared to 2020, and income before income taxes increased by $357 million or 95% during 2021, as compared to 2020.

During 2021, as compared to 2020, salaries, wages and benefits increased $357 million or 13.7%; other operating expenses increased $210 million, or 13.5%, and; supplies expense increased $144 million, or 13.3%.  The factors contributing to these increased operating costs, as well as the initiatives we have implemented to mitigate the increases to the extent possible, are discussed above.

Thank you for your consideration and cooperation regarding this matter.

Sincerely,

/s/ Steve Filton

Steve Filton

Executive Vice President

and Chief Financial Officer

Universal Health Services, Inc.

367 South Gulph Road

King of Prussia, PA 19406

610-768-3319 (telephone)

steve.filton@uhsinc.com (email)